Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

CHINA AND NEW EVOQUE DRIVE YEAR-ON-YEAR RETAIL SALES GROWTH

FOR JAGUAR LAND ROVER IN JULY

	July 2019	Change year-on-year	FY20 YTD Apr – Jul 2019	Change year-on-year
Jaguar Land Rover	37,945	5.0%	166,560	(8.3)%
Jaguar	11,386	3.6%	50,926	(7.6)%
Land Rover	26,559	5.6%	115,634	(8.6)%

Whitley, UK, 9 August 2019 – Jaguar Land Rover retail sales in July 2019 were 37,945 vehicles, up 5.0% compared to July 2018.

The increase was led by recovery in the China market where retail sales grew 40.3% year on year as the company’s local turnaround plan began to take effect. Retail sales growth was also strong in the UK (8.8%) and up in North America (2.1%), broadly flat in Europe (0.3%) and down 20.1% in Overseas markets.

By model, sales growth was led by the all-new Range Rover Evoque which grew an encouraging 64.1%, with retail sales in China to start in August, and Range Rover Sport up 12.4%. Discovery Sport sales were 12.7% down reflecting the run out of the old model while the new refreshed model is still just ramping up.

Jaguar retail sales in July 2019 were 11,386 vehicles, up 3.6% year-on-year and Land Rover retailed 26,559 vehicles, up 5.6% compared to July 2019.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“July saw good retail sales growth in the UK, where we continued to outperform the overall industry trend, and the US, with the highest July sales on record for Jaguar Land Rover. Results in China were significantly better than the previous year, thanks to our proactive work with the retailer network. Whilst the market is still unstable, we look forward to building long-term sales momentum in this important region. July marked the official launch of the new Range Rover Evoque in China, to very positive customer and media reviews.

“A year on from its first deliveries, the treble World Car award-winning electric I-PACE continues to drive sales for Jaguar, ticking all the boxes for today’s discerning car enthusiast.

“Demand for Land Rover is also encouraging. We are delighted by the customer reaction to the new Range Rover Evoque, a truly refined Range Rover in a compact SUV package. As sales of the Evoque grow from strength to strength, we expect to build on this performance when the very comprehensively refreshed Discovery Sport starts to make an impact. The combination of unparalleled versatility and even more premium features will make the renewed Discovery Sport the SUV of choice for many families.”

Jaguar Land Rover retail sales for Fiscal 2019/20 year to date (April to July 2019) were 166,560, down 8.3% compared to the same period last year.

ENDS

For further information, please contact:

Joan Chesney

M: +44 (0) 7467 448 229

E: jchesney@jaguarlandrover.com

About Jaguar Land Rover

Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world’s leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world’s premier luxury sports saloon and sports car marques.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2018 Jaguar Land Rover sold 592,708 vehicles in 128 countries.

We support around 260,000 people through our retailer network, suppliers and local businesses. At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities and an engine manufacturing centre in the UK. We also have plants in China, Brazil, India, Austria and Slovakia.

From 2020 all new Jaguar Land Rover vehicles will offer the option of electrification, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer the latest diesel and petrol engines.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.